Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000 Australia
Telephone: (02) 8253 0390
Facsimile: (02) 8253 1215
acrompton@westpac.com.au

1 May 2008

Company Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Westpac Banking Corporation

2008 Half Year Ordinary Dividend – Payment Date and Record Date

The Board of Westpac Banking Corporation has determined to pay an interim ordinary dividend for the half year ended 31 March 2008 of 70 cents per fully paid ordinary share in Australian currency on 2 July 2008.

This dividend will be a dividend franked to the extent of 100%.

The dividend will be paid to all Westpac Banking Corporation shareholders who are registered on the share register as at the record date of 5.00 pm on 23 May 2008 (22 May 2008 in New York).

Yours sincerely

Alex Crompton

Head of Group Secretariat